UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170180

DIVISION OF
CORPORATION FINANCE

March 2, 2017

Brian D. Miller
Latham & Watkins LLP
brian.miller@lw.com

Re: Amphenol Corporation
Incoming letter dated February 27, 2017

Dear Mr. Miller:

This is in response to your letter dated February 27, 2017 concerning the shareholder proposal submitted to Amphenol by John Chevedden. We also have received two letters from the proponent dated March 1, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

March 2, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Amphenol Corporation
Incoming letter dated February 27, 2017

The proposal requests that the board take the steps necessary to enable at least 50 shareholders to aggregate their shares for purposes of proxy access.

There appears to be some basis for your view that Amphenol may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Amphenol's policies, practices and procedures compare favorably with the guidelines of the proposal and that Amphenol has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Amphenol omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that Amphenol did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

March 1, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Amphenol Corporation (APH)
Proxy Access – 50 Participants
John Chevedden

Ladies and Gentlemen:

This revision is in regard to the February 27, 2017 no-action request. More information to follow.

The company cited Institutional Shareholder Services on page 6. However the ISS citation may be misplaced because the company does not disclose whether ISS ever recommended a rule 14a-8 proposal, like this proposal, that asks that the proxy access ceiling be raised beyond 20-participants.

It seems that ISS would know something about whether large holders typically own their stock for an ironclad continuous 3-years.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Edward C. Wetmore <ewetmore@amphenol.com>

[APH – Rule 14a-8 Proposal, December 2, 2016]
[This line and any line above it *is not* for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

This proposal has added importance to our company because GMI Analyst said our board was barely majority independent – only 60% independent. Two directors were insiders, which may have an undue influence on the board's decisions. The board also contained 6 directors over the age of 70, with extended tenures (as much as 28-years), which raised entrenchment concerns. In addition, there was a flagged director, Mr. Badie, who served on the board of a company that went bankrupt. Subpar Board practices like these make a case for at least 50 shareholders to aggregate their shares to replace directors.

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line *is* for publication.]

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

March 1, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Amphenol Corporation (APH)
Proxy Access – 50 Participants
John Chevedden

Ladies and Gentlemen:

This is in regard to the February 27, 2017 no-action request. More information to follow.

The company acted as though its request was timely and failed to note that it was more than 60-days after its deadline for rule 14a-8 proposals. The company, or any company with a similar omission, should not be allowed to amend its request to ask to be excused.

If such a delay is nonetheless permitted then the proponent should correspondingly have an abundance of time to respond.

The company cited Institutional Shareholder Services on page 6. However the ISS citation may be misplaced because the company does not disclose whether ISS ever recomemded a rule 14a-8 proposal, like this proposal, that asks that the proxy access ceiling be raised beyond 20-participants.

It seems that ISS would know something about whether large holders typically own their stock for an ironclad continuous 3-years.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Edward C. Wetmore <ewetmore@amphenol.com>

[APH – Rule 14a-8 Proposal, December 2, 2016]
[This line and any line above it *is not* for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

This proposal has added importance to our company because GMI Analyst said our board was barely majority independent – only 60% independent. Two directors were insiders, which may have an undue influence on the board's decisions. The board also contained 6 directors over the age of 70, with extended tenures (as much as 28-years), which raised entrenchment concerns. In addition, there was a flagged director, Mr. Badie, who served on the board of a company that went bankrupt. Subpar Board practices like these make a case for at least 50 shareholders to aggregate their shares to replace directors.

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line *is* for publication.]

Brian D. Miller
Direct Dial: 202.637.2332
brian.miller@lw.com

555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

LATHAM & WATKINS LLP

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February 27, 2017

VIA ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Amphenol Corporation Stockholder Proposal from John Chevedden**

Ladies and Gentlemen:

This letter is submitted on behalf of Amphenol Corporation, a Delaware corporation (the "***Company***"). On behalf of the Company, we hereby file with the staff of the Division of Corporation Finance (the "***Staff***") the Company's reasons for excluding from its proxy statement for the Company's 2017 Annual Meeting of Stockholders (the "***Proxy Materials***") a stockholder proposal (attached hereto as Exhibit A, the "***Proposal***") and related supporting statement submitted by Mr. John Chevedden (the "***Proponent***").

The Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Securities and Exchange Commission (the "***Commission***") if the Company excludes the Proposal pursuant to Rule 14a-8(i)(10), as the Proposal has been substantially implemented. As discussed below, since February 10, 2017, the Staff has granted no-action relief pursuant to Rule 14a-8(i)(10) to two companies that received proposals virtually identical to the Proposal where the "policies practices and procedures [of such companies] compare favorably with the guidelines of the proposal and that [such company] has, therefore, substantially implemented the proposal." *See, e.g. Reliance Steel & Aluminum Co.* (avail. Feb 10, 2017); *The Dun & Bradstreet Corp.* (avail Feb. 10, 2017). In addition, since February 14, 2017, the Staff has granted no-action relief pursuant to Rule 14a-8(i)(10) to an additional five companies that received proposals similar to the Proposal. *See, e.g., Eastman Chemical Co.* (avail. Feb. 14, 2017); *General Dynamics Co.* (avail Feb. 10, 2017); *NextEra Energy, Inc.* (avail Feb. 10, 2017)*; PPG Industries, Inc.* (avail Feb. 10, 2017); *United Continental Holdings Inc.* (avail Feb. 10, 2017). Accordingly, because the proxy access terms previously adopted by the Company are substantially similar to those that were adopted by the companies cited above, the Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Commission if the Proposal is excluded from the Company's Proxy Materials pursuant to Rule 14a-8(i)(10).

By copy of this letter, we are advising the Proponent of the Company's intention to exclude the Proposal. In accordance with Rule 14a-8(j)(2) and Staff Legal Bulletin No. 14D (November 7, 2008), we are submitting by electronic mail (i) this letter, which sets forth our reasons for excluding the Proposal; and (ii) the Proponent's letter submitting the Proposal.

The Company intends to file its definitive proxy statement with the Commission on or about April 17, 2017. This letter is being sent to the Staff fewer than 80 calendar days before such date and accordingly, as described below, the Company requests that the Staff waive the 80-day requirement with respect to this letter.

I. The Proposal.

The Proposal, in material part, requests that the Company's stockholders approve the following:

> "Shareholders request that our board of directors take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.
>
> Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.
>
> Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements."

II. Basis for Exclusion.

Rule 14a-8(1)(10) — The Proposal Has Been Substantially Implemented by the Company

A. <u>Background</u>

At a meeting of the Board of Directors held on March 21, 2016, the Board adopted an amendment to the Company's By-Laws providing for the ability of certain stockholders to nominate director candidates at an annual meeting of stockholders of the Company, and to include such nominees in the Company's proxy materials for such annual meeting (the "***Proxy***

Access By-Law"). The Company's By-Laws, as so amended and as in effect on March 21, 2016 (the "***By-Laws***"), which include the Proxy Access By-Law in Article I, Section 9, are attached hereto as Exhibit B. The Company disclosed the adoption of the amendment to the By-Laws in a Current Report on Form 8-K filed with the Commission on March 22, 2016. The Proxy Access By-Law satisfies the Proposal's underlying concerns and essential objective of providing stockholders with a meaningful proxy access right. The Company therefore believes that it may exclude the Proposal on the basis that the Proxy Access By-Law substantially implements the Proposal.

B. Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. In explaining the scope of a predecessor to Rule 14a-8(i)(10), the Commission stated that the exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976) (discussing the rationale for adopting the predecessor to Rule 14a-8(i)(10), which provided as a substantive basis for omitting a stockholder proposal that "the proposal has been rendered moot by the actions of the management"). At one time, the Staff interpreted the predecessor rule narrowly, considering a proposal to be excludable under this provision only if it had been "'fully' effected" by the company. *See* Exchange Act Release No. 19135 at § II.B.5. (Oct. 14, 1982). By 1982, however, the Commission recognized that the Staff's narrow interpretation of the predecessor rule "may not serve the interests of the issuer's security holders at large and may lead to an abuse of the security holder proposal process," in particular by enabling proponents to argue "successfully on numerous occasions that a proposal may not be excluded as moot in cases where the company has taken most but not all of the actions requested by the proposal." *Id.* Accordingly, the Commission proposed in 1982, and adopted in 1983, a revised interpretation of the rule to permit the omission of proposals that had been "substantially implemented." See Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "***1983 Release***") (indicating that the Staff's "previous formalistic application of" the predecessor rule "defeated its purpose" because the interpretation allowed proponents to obtain a stockholder vote on an existing company policy by changing only a few words of the policy). The Commission later codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Accordingly, the actions requested by a proposal need not be "fully effected" by the company to be excluded; rather, to be excluded, they need only have been "substantially implemented" by the company. *See* the 1983 Release.

Thus, when a company has already taken action to address the underlying concerns and essential objectives of a stockholder proposal, the proposal has been "substantially implemented" and may be excluded. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp.* (Burt) (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996).

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). Even if a company's actions do not go as far as those requested by the stockholder proposal, however, they nonetheless may be deemed to "compare favorably" with the requested actions. *See, e.g., Walgreen Co.* (avail. Sept. 26, 2013) (permitting exclusion of a proposal requesting elimination of supermajority voting requirements in the company's governing documents where the company had eliminated all but one of the supermajority voting requirements); *Johnson & Johnson* (avail. Feb. 17, 2006) (permitting exclusion of a proposal that requested the company to confirm the legitimacy of all current and future U.S. employees because the company had verified the legitimacy of 91% of its domestic workforce); *Masco Corp.* (avail. Mar. 29, 1999) (permitting exclusion of a proposal seeking adoption of a standard for independence of the company's outside directors because the company had adopted a standard that, unlike the one specified in the proposal, added the qualification that only material relationships with affiliates would affect a director's independence).

Further, the Staff has indicated that, when substantially implementing a stockholder proposal, companies may address aspects of implementation on which a proposal is silent or which may differ from the manner in which the proponent would implement the proposal. In a number of cases, companies that have substantially implemented a stockholder proposal that requires that a bylaw or certificate amendment impose procedural requirements or limitations not contemplated by the stockholder proposal but that are consistent with the proposal's underlying concerns and essential objectives. For example, last year the Company received a stockholder proposal requesting that the board adopt a proxy access bylaw permitting a stockholder or group thereof that has beneficially owned 3% or more of the company's outstanding stock continuously for at least three years to nominate directors to be included in the company's proxy materials, so long as the number of stockholder-nominated candidates appearing in the company's proxy materials does not exceed two candidates or 25% of the number of directors then serving. See *Amphenol Corp.* (*Recon*.) (avail. Mar. 29, 2016). The Staff concurred that the Company had substantially implemented the proposal by adopting the Proxy Access By-Law that, while consistent in most respects with the stockholder proposal, also imposed additional restrictions not contemplated by the proposal, including a 20- stockholder cap on the number of stockholders who may aggregate to satisfy the 3% ownership threshold and several additional representations or undertakings required to be made by the nominating stockholder.

The Staff's conclusion in *Amphenol Corp.* (*Recon*.) (avail. Mar. 29, 2016) is consistent with other staff letters allowing companies to exclude stockholder proposals requesting that stockholders be accorded certain rights where the company has already provided for the rights on substantially similar terms but has imposed exceptions or limitations not contemplated by the stockholder proposals. For example, in *Bank of America Corp.* (avail. Dec. 15, 2010), the Staff agreed that the company had substantially implemented a proposal requesting that the board amend the company's governing documents to give holders of 10% of the company's stock the power to call a special meeting, where the board had adopted a bylaw giving holders of at least 10% of the company's stock the power to call a special meeting but imposed additional requirements not outlined in the proposal. The additional requirements included, among others, that stockholders requesting a special meeting submit a statement regarding the purpose of the meeting, which must be signed by stockholders owning the requisite number of shares, as well as documentary evidence of each such stockholder's record and beneficial ownership of the stock.

Similarly, in *Chevron Corp.* (avail. Feb. 19, 2008) and *Citigroup Inc.* (avail. Feb. 12, 2008), the Staff concurred that each company could exclude special meeting stockholder proposals under Rule 14a-8(i)(10) because each company had adopted a provision allowing stockholders to call a special meeting unless, among other things, an annual or special meeting that included the matters proposed to be addressed at the special meeting had been held within the preceding 12 months. See also *Hewlett-Packard Co.* (avail. Dec. 11, 2007) (allowing exclusion of a proposal requesting that the board permit stockholders to call a special meeting where the company proposed to adopt a bylaw allowing stockholders to call a special meeting unless the board determined in good faith that the business specified in the stockholders' request had been addressed at a meeting within the past 12 months or would be addressed at an annual meeting within 90 days).

C. <u>The Company's By-Laws Substantially Implement the Proposal</u>

The Proxy Access By-Law substantially implements the proxy access procedure requested by the Proposal. The Proposal merely requests a revision to the stockholder aggregation provision of the Proxy Access By-law. However, as discussed further below, the Company's Proxy Access By-Law, which places a 20-stockholder limit on the size of a nominating group, achieves the essential purpose of the Proposal by ensuring that stockholders are able to use the proxy access right effectively. In preparing the Proxy Access By-law, the Company and its board took great care to ensure that stockholders were provided with a meaningful proxy access right that would be consistent with guidance from Institutional Shareholder Services ("***ISS***"), a leading proxy advisory firm, and no more restrictive than those provided by the vast majority of companies that have provided such rights. The difference between the Proposal and the Company's Proxy Access By-Law is minor and should not rise to the level of requiring a stockholder vote at the Company's 2017 annual meeting of stockholders.

1. The Company's By-Laws Achieve the Essential Objective of the Proposal

The Proposal requests that the adopted Proxy Access By-Law be amended to increase the number of stockholders allowed to aggregate their shares to satisfy the 3% ownership threshold from 20 to 50. Consistent with the precedent described above, however, the Proxy Access By-Law adopted by the Company satisfies the Proposal's essential objective — providing a stockholder or group of stockholders that have owned 3% or more of the Company's common stock with meaningful proxy access rights.

In an attempt to overstate the aggregation provision's importance to proxy access, the Proposal refers to an analysis by the Council of Institutional Investors that states that "[e]ven if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors." This statement has no relevance to the Company's shareholder base. Based on data from regulatory filings from institutional investors, the largest 20 institutional shareholders of the Company hold, and appear to have held for at least three years, approximately 63.8% of the Company's outstanding common stock. In addition, five of the Company's institutional shareholders each have owned more than 3% for three years, 23 of the current top 30 largest institutional shareholders have held more than 0.5% for at least three years and 68 of the current top 100 largest institutional shareholders have held more than 0.15% for at least three years. Accordingly, several of the Company's existing shareholders could, on their own or in combination with only a few fellow shareholders, currently achieve the existing 3% ownership criteria. In addition, many of the Company's largest shareholders could recruit a small shareholder to work together in forming a group that would satisfy the ownership threshold, thereby allowing proxy access to a wide range of shareholders. As a result, the Company's current Proxy Access By-Law establishes a meaningful option available to Company shareholders in its existing form.

In addition, a maximum 20-stockholder nominating group has achieved a consensus among companies that have adopted proxy access. It is designed to provide meaningful proxy access without creating an overly burdensome or complex process. Of the more than 200 public companies that adopted proxy access bylaws since the beginning of 2015, over 90% have adopted an aggregation threshold of 20 stockholders or fewer. Twenty stockholders is the threshold adopted in the bylaws of BlackRock, Inc. (one of the Company's top five stockholders), T. Rowe Price Group, Inc. and State Street Corporation, the publicly traded parent companies of some of the largest institutional stockholders in the United States. Similarly, ISS has stated that in reviewing whether a company has satisfactorily implemented proxy access in response to a stockholder proposal, it does not view a 20- stockholder aggregation limit as a material restriction or one that "unnecessarily restrict[s] the use of a proxy access right" (although it will treat a limit that is lower than 20 stockholders as unduly restrictive).[1]

Although the proxy access provision adopted by the Company contains a 20- stockholder limit in determining the eligibility of a nominating group, variations between the size of the nominating group requested in the Proposal and that adopted by the Company should not serve as the basis for denying the availability of relief under Rule 14a-8(i)(10), as long as the variations do not undermine the essential objectives of the Proposal. To determine otherwise risks subjecting companies and stockholders to a never-ending stream of proposals requesting minor changes to concepts that have already been addressed. This would be especially problematic in the absence of any evidence that the difference in stockholder aggregation limits would actually be meaningful, rather than built solely upon assumptions and generalizations as are made by the Proponent and do not apply to the Company. Accordingly, we believe the Company's Proxy Access By-Law compares favorably with the Proposal and should be excluded.

2. The Staff has Previously Agreed That a 20- Stockholder Aggregation Limit Satisfies the Proxy Access Right

The 20- stockholder aggregation limit has been addressed in several proxy access no-action letters. The Staff has considered several requests under Rule 14a-8(i)(10) to exclude proxy access stockholder proposals as substantially implemented when the relevant company's bylaws included a 20- stockholder aggregation cap and the proposal requested expansion of the

[1] *See* Institutional Shareholder Services, U.S. Proxy Voting Policies and Procedures (Excluding Compensation- Related) Frequently Asked Questions, at 19 (Mar. 14, 2016), available at https://www.issgovemance.com/file/policy/us-policies-and-procedures-faq-l4-march-2016.pdf.

cap or elimination of the cap entirely. In numerous cases, the Staff concurred that the company had substantially implemented the proposal under the standards of Rule 14a-8(i)(10) and noted that the company's proxy access bylaw addressed the proposal's "essential objective" or "compare[d] favorably with the guidelines of the proposal." *See, e.g., Eastman Chemical Co.* (avail. Feb. 14, 2017); *General Dynamics Co.* (avail Feb. 10, 2017); *NextEra Energy, Inc.* (avail Feb. 10, 2017)*; PPG Industries, Inc.* (avail Feb. 10, 2017); *Reliance Steel & Aluminum Co.* (avail. Feb 10, 2017); *The Dun & Bradstreet Corp.* (avail Feb. 10, 2017); *United Continental Holdings Inc.* (avail Feb. 10, 2017); *AutoNation, Inc.* (avail. Dec. 30, 2016); *Lockheed Martin Corp.* (avail. Dec. 19, 2016); *Cisco Systems, Inc.* (Sept. 27, 2016); *General Dynamics Corp.* (avail. Feb. 12, 2016); *Alaska Air Group* (avail. Feb. 12, 2016); *Cardinal Health Inc.* (avail. Jul. 20, 2016); *Amazon.com, Inc.* (avail. Mar. 3, 2016); *Capital One Financial Corp.* (avail. Feb. 12, 2016). For example, in both *Reliance Steel & Aluminum Co.* (avail. Feb 10, 2017) and *The Dun & Bradstreet Corp.* (avail Feb. 10, 2017), the proposals requested that the companies take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access, just as the Proposal that is the subject of this no-action request. These two companies submitted no-action requests, arguing that their current bylaws, which allow up to 20 stockholders to aggregate their shares to equal 3% of stock owned continuously for 3-years in order to make use of stockholder proxy access, substantially implemented the proposal. The Staff agreed in both cases that the companies' "policies, practices and procedures compare favorably with the guidelines of the proposal" and that the companies had substantially implemented the proposals.

Similarly, in five other no-action requests, the proposals requested that a company replace their limit of 20 stockholders who are allowed to aggregate their shares to equal 3% of owned stock for 3-years in order to make use of stockholder proxy access with a 40- or 50-stockholder limitation instead, and in each case, the companies argued that they had substantially implemented the proposal. In all five cases, the Staff agreed that that the companies' "policies, practices and procedures compare favorably with the guidelines of the proposal" and that the companies had substantially implemented the proposals. *See, e.g., Eastman Chemical Co.* (avail. Feb. 14, 2017); *General Dynamics Co.* (avail Feb. 10, 2017); *NextEra Energy, Inc.* (avail Feb. 10, 2017)*; PPG Industries, Inc.* (avail Feb. 10, 2017); *United Continental Holdings Inc.* (avail Feb. 10, 2017).

Further, in *NVR, Inc.* (*Recon.*) (avail. Mar. 25, 2016), the proposal specifically requested elimination of the company's 20- stockholder aggregation limit, among other changes. The company revised its bylaw to address other requests in the proposal, but retained the 20-stockholder limit, noting that the 20- stockholder limit was of "far less significance and not necessary to achieve the essential objectives of proxy access." The Staff agreed in *NVR, Inc.* that the company substantially implemented the proposal despite this diversion from its specific terms, including the 20- stockholder limit.

Indeed, as noted above, last year the Company received a stockholder proposal requesting adoption of a proxy access bylaw that included, among other things, the ability of an "unrestricted number of stockholders" to aggregate their holdings to meet the ownership threshold. See *Amphenol Corp.* (*Recon.*) (avail. Mar. 29, 2016). The Company argued that its 20-stockholder limit differed only slightly from that of the proposal, that the difference was minimal and the proposal's request had been satisfied. The Staff agreed, and noted that the Company's Proxy Access By-Law "addresses the proposal's essential objective."

The same conclusion should apply to the current Proposal. The standard under Rule 14a-8(i)(10) is not whether a company has implemented a proposal in exactly the manner requested by a proponent. Rather, the question is whether management has already effectively acted upon the concerns put forth by the proponent by putting forward policies that compare favorably with the proposal. The Staff has consistently concurred that proxy access bylaws that contain a 20-stockholder aggregation limit substantially implement proposals that include variations on the 20-stockholder limit, and thus, the Company's Proxy Access By-Law achieves the essential objective of the Proposal, and the Proposal has been substantially implemented under Rule 14a-8(i)(10).

The Staff recently did not concur with Microsoft's attempt to exclude a stockholder proposal requesting a "package of enhancements" strengthening Microsoft's proxy access bylaw, including elimination of the company's 20- stockholder aggregation limit. *Microsoft Corp.* (avail. Sept. 27, 2016). However, the proposal in *Microsoft Corp.* differs from the Proposal, and other proposals such as in *NVR, Inc.*, *Reliance Steel & Aluminum Co.*, and *The Dunn & Bradstreet Corp.*, in that it requested significant deviation from the company's proxy access bylaw for a number of different terms, including the number of stockholder-nominated candidates eligible to appear in proxy materials and elimination of a limit on re-nomination of stockholder nominees. Microsoft's proxy access bylaws deviated from the requested bylaw amendments in multiple ways and to a greater extent than a 30- stockholder difference in the aggregation limit, and thus there was a stronger case that Microsoft's bylaws did not capture the essential objective of that proposal. In this case, the Proponent is proposing to amend a single, non-core element of the Company's well considered and industry standard proxy access provision.

III. Request for Waiver under Rule 14a-8(j)(1)

The Company further requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff, in its discretion, to permit a company to make its submission later than 80 days before the filing of its definitive proxy statement if the company demonstrates good cause for missing the deadline.

As noted above, the Staff has very recently concurred in the exclusion of seven stockholder proposals identical or substantially similar to the Proposal on the same grounds as are set forth herein. *See, e.g., Eastman Chemical Co.* (avail. Feb. 14, 2017); *General Dynamics Co.* (avail Feb. 10, 2017); *NextEra Energy, Inc.* (avail Feb. 10, 2017); *PPG Industries, Inc.* (avail Feb. 10, 2017); *Reliance Steel & Aluminum Co.* (avail. Feb 10, 2017); *The Dun & Bradstreet Corp.* (avail Feb. 10, 2017); *United Continental Holdings Inc.* (avail Feb. 10, 2017). These no-action letters were posted to the Commission's website less than 80 days before the Company intends to file its definitive proxy statement. As the Staff has recently considered the Proposal and its excludability under Rule 14a-8(i)(10), the time required for the Staff to consider our request should be minimal. Based on the timing of the posting of these no-action letters, the Company believes that it has good cause for its inability to meet the 80-day requirement. Accordingly, the Company respectfully requests that the Staff waive the 80-day requirement with respect to this letter.

IV. Conclusion.

For all of the reasons stated above, it is our view that the Company may exclude the Proposal from its 2017 Proxy Materials pursuant to Rule 14a-8(i)(10). We request that the Staff concur in our view or, alternatively, confirm that the Staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal.

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the determination of the Staff's final position. In addition, the Company requests that the Proponent copy the undersigned on any response he may choose to make to the Staff, pursuant to Rule 14a-8(k).

Please contact the undersigned at (202) 637-2332 to discuss any questions you may have regarding this matter.

Sincerely,

Brian D. Miller
of LATHAM & WATKINS LLP

Enclosures

cc: Lance E. D'Amico, Amphenol Corporation
John Chevedden

Exhibit A

JOHN CHEVEDDEN

FISMA & OMB MEMORANDM M-07-16 ***FISMA & OMB MEMORANDM M-07-16***

Mr. Edward C. Wetmore
Corporate Secretary
Amphenol Corporation (APH)
358 Hall Ave
Wallingford CT 06492
PH: 203 265-8900
FX: 203 265-8628

Dear Mr. Wetmore,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB MEMORANDM M-07-16***

Sincerely,

John Chevedden

December 2, 2016
Date

cc: Diana Reardon <dreardon@amphenol.com>

[APH – Rule 14a-8 Proposal, December 2, 2016]
[This line and any line above it *is not* for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

This proposal has added importance to our company because GMI Analyst said our board was barely majority independent – only 60% independent. Two directors were insiders, which may have an undue influence on the board's decisions. The board also contained 6 directors over the age of 70, with extended tenures (as much as 28-years), which raised entrenchment concerns. In addition, there was a flagged director, Mr. Badie, who served on the board of a company that went bankrupt. Subpar Board practices like these make a case for at least 50 shareholders to aggregate their shares to replace directors.

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line *is* for publication.]

John Chevedden, ***FISMA & OMB MEMORANDM M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

FISMA & OMB MEMORANDM M-07-16

Exhibit B

AMPHENOL CORPORATION

THIRD AMENDED AND RESTATED
BY-LAWS

(as of March 21, 2016)

ARTICLE I

MEETINGS OF STOCKHOLDERS

Section 1. *Place of Meeting and Notice*. Meetings of the stockholders of the Corporation shall be held at such place either within or without the State of Delaware as the Board of Directors may determine.

Section 2.1. *Annual Meetings*. Annual meetings of stockholders shall be held, at a date, time and place fixed by the Board of Directors and stated in the notice of meeting, to elect a Board of Directors and to transact such other business as may properly come before the meeting.

Section 2.2. *Special Meetings*. Special meetings of the stockholders may be called by the President for any purpose and shall be called by the President or Secretary if directed by the Board of Directors or requested in writing (each, a "Special Meeting Request" and collectively, the "Special Meeting Requests") by one or more stockholders owning, and having held continuously for a period of at least one year prior to the date such request is delivered, an aggregate of not less than 25% of the capital stock of the Corporation (the "Required Percentage"). A Special Meeting Request must be submitted to the Secretary, shall be signed and dated by each such stockholder requesting the special meeting (each, a "Requesting Stockholder"), shall comply with this Section 2.2, and shall include:

A. a statement of the specific purposes of the special meeting and a description of any material interest of each stockholder requesting the meeting in the specific purpose or purposes of the meeting;

B. the information required by Article I, Section 7; and

C. a representation that (i) the Requesting Stockholders shall continue to hold the Required Percentage for the period beginning on the date the Special Meeting Request is submitted to the Secretary up to and through the special meeting; (ii) each Requesting Stockholder and its agents acknowledge that any disposition of the Corporation's capital stock by the Requesting Stockholders during the period beginning on the date the Special Meeting Request is submitted to the Secretary up to and through the special meeting, shall constitute a revocation of such request with respect to such shares; and (iii) each Requesting Stockholder and its agents acknowledge that if the Requesting Stockholders do not hold the Required Percentage for the period beginning on the date the Special Meeting Request is submitted to the Secretary up to and through the special meeting, the Board of Directors may, in its discretion, cancel the special meeting.

Notwithstanding the foregoing provisions of this Section 2.2, a special meeting requested by the stockholders shall not be called if:

A. the Special Meeting Request does not comply with this Section 2.2;

B. the Special Meeting Request relates to an item of business that is not a proper subject for stockholder action under applicable law;

C. the Special Meeting Request is received by the Corporation during the period commencing 90 days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the date of the next annual meeting;

D. an annual or special meeting of stockholders that included an identical or substantially similar item of business ("Similar Business") was held within 120 days prior to the valid Special Meeting Request being received by the Secretary;

E. the Board of Directors, President or Secretary has called or calls for an annual or special meeting of stockholders to be held within 90 days after the Special Meeting Request is received by the Secretary and the business to be conducted at such meeting includes Similar Business; or

F. the Special Meeting Request was made in a manner that involved a violation of Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any successor rule thereto, or other applicable law.

The Board of Directors shall determine in good faith whether the requirements set forth in this Section 2.2 and related provisions of these By-Laws have been satisfied.

In determining whether a special meeting of stockholders has been requested by the record holders of shares representing in the aggregate at least the Required Percentage, multiple Special Meeting Requests delivered to the Secretary will be considered together only if (i) each Special Meeting Request identifies substantially the same purpose or purposes of the special meeting and substantially the same matters proposed to be acted on at the special meeting (in each case as determined in good faith by the Board of Directors), and (ii) such Special Meeting Requests have been dated and delivered to the Secretary within 10 days of the earliest dated Special Meeting Request.

A Requesting Stockholder may revoke a Special Meeting Request at any time by written revocation delivered to the Secretary and if, following such revocation, there are outstanding un-revoked requests from Requesting Stockholders holding less than the Required Percentage, the Board of Directors may, in its discretion, cancel the special meeting. If none of the Requesting Stockholders appears or sends a duly authorized agent to present the business to be presented for consideration that was specified in the Special Meeting Request, the Corporation need not present such business for a vote at such special meeting.

Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting pursuant to

Article I, Section 3 of these By-Laws. Nothing contained herein shall prohibit the Board of Directors from submitting matters to the stockholders at any special meeting requested by stockholders.

Special meetings shall be held at such date and time as may be fixed by the Board of Directors in accordance with these By-Laws; provided, however, that in the case of a special meeting requested by stockholders, the date of any such special meeting shall not be more than 90 days after a Special Meeting Request that satisfies the requirements of this Section 2.2 is received by the Secretary. Special meetings shall be held at such place within or without the State of Delaware as the Board of Directors may determine.

Section 3. *Notice*. Except as otherwise provided by law, at least 10 and not more than 60 days before each meeting of stockholders, written notice of the time, date and place of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given to each stockholder in accordance with Article V, Sections 1.1 and 1.2 of these By-Laws.

Section 4. *Quorum*. At any meeting of stockholders, the holders of record, present in person or by proxy, of a majority of the Corporation's issued and outstanding capital stock shall constitute a quorum for the transaction of business, except as otherwise provided by law. In the absence of a quorum, any officer entitled to preside at or to act as secretary of the meeting shall have power to adjourn the meeting from time to time until a quorum is present.

Section 5. *Voting*. Except as otherwise provided by law, all matters submitted to a meeting of stockholders shall be decided by vote of the holders of record, present in person or by proxy, of a majority of the Corporation's issued and outstanding capital stock.

Section 6. *Notice of Stockholder Nominees*. Only persons who are nominated in accordance with the following procedures shall be eligible for election as Directors. Nominations of persons for election to the Board of Directors of the Corporation may be made at a meeting of stockholders by or at the direction of the Board of Directors, by any nominating committee or person appointed to make such nominations by the Board of Directors, by any stockholder of the Corporation entitled to vote for the election of Directors at the meeting who complies with the notice procedures set forth in this Section 6, or by any Eligible Stockholder (as defined in Article I, Section 9) who complies with the procedures set forth in Article I, Section 9. Such nominations, if made by a stockholder of the Corporation pursuant to this Section 6, shall be made pursuant to timely notice in writing addressed to the Secretary of the Corporation. To be timely, a stockholder's notice shall be delivered to or mailed and received at the principal executive offices of the Corporation not less than 60 days nor more than 90 days prior to the meeting at which Directors are to be elected; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received no later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. Such stockholder's notice shall set forth: (a) as to each person whom the stockholder proposes to nominate for election or re-election as a Director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of shares of stock of the

Corporation which are beneficially owned by the person and (iv) any other information relating to the person that would be required to be disclosed in solicitations for proxies for election of Directors pursuant to Regulation 14A under the Exchange Act, or any successor rule thereto; and (b) as to the stockholder giving the notice, (i) the name and record address of the stockholder and (ii) the class and number of shares of the Corporation which are beneficially owned by the stockholder. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a Director of the Corporation. No person shall be eligible for election as a Director of the Corporation unless nominated in accordance with the procedures set forth in this Section 6 or Article I, Section 9, as applicable.

The presiding officer at the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures set forth in this Section 6 or Article I, Section 9, as applicable, and following any such determination, the presiding officer shall so declare to the meeting and the defective nomination shall be disregarded.

Section 7. *Notice of Stockholder Proposals*. At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (c) otherwise properly brought before the meeting by a stockholder entitled to vote on such business at the meeting who complies with the notice provisions set forth in this Section 7. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing addressed to the Secretary of the Corporation. To be timely, a stockholder's notice shall be delivered to or mailed and received at the principal executive offices of the Corporation not less than 60 days nor more than 90 days prior to the meeting at which the business would be acted upon; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received no later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. Such stockholder's notice shall set forth: (a) as to each matter the stockholder proposes to bring before the annual meeting a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting and (b) as to the stockholder proposing such business (i) the name and record address of the stockholder, (ii) the class and number of shares of the Corporation which are beneficially owned by the stockholder and (iii) any material interest of the stockholder in such business. No business shall be conducted at any annual meeting except in accordance with the procedures set forth herein.

The presiding officer at the annual meeting shall, if the facts warrant, determine and declare to the meeting that any stockholder proposal was not properly brought before the meeting and in accordance with the provisions of this Section 7, and following any such determination, the presiding officer shall so declare to the meeting and any such stockholder proposal shall not be acted upon.

Section 8. *Voting Procedures and Inspectors of Elections*. The Corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his duties in accordance with the provisions of the General Corporation Law of the State of Delaware, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his ability.

The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting. No ballot proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the inspectors after the closing of the polls except as provided under the General Corporation Law of the State of Delaware.

In determining the validity and counting of proxies and ballots, the inspector shall be limited to an examination of the proxies, any envelopes submitted with those proxies, any information provided in accordance with the provisions of the General Corporation Law of the State of Delaware, ballots and the regular books and records of the Corporation, except that the inspectors may consider other reliable information for the limited purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons which represent more votes than the holder of a proxy is authorized by the record owner to cast or more votes than the stockholder holds of record. If the inspectors consider other reliable information for the limited purpose permitted herein, the inspectors at the time they make their certification shall specify the precise information considered by them, including the person or persons from whom they obtained the information, when the information was obtained and the basis for the inspectors' belief that such information is accurate and reliable.

Section 9. *Proxy Access*

A. Subject to the provisions of this Section 9, if any Eligible Stockholder or group of up to 20 Eligible Stockholders submits to the Corporation a Proxy Access Notice that complies with this Section 9 and such Eligible Stockholder or group of Eligible Stockholders otherwise satisfies all the terms and conditions of this Section 9 (such Eligible Stockholder or group of Eligible Stockholders, a "Nominating Stockholder"), the Corporation shall include in its proxy statement or on its form of proxy and ballot, as applicable (collectively, "proxy materials"), for any annual meeting of stockholders, in addition to any persons nominated for election by the Board of Directors or any committee thereof:

(1) the name of any person or persons nominated by such Nominating Stockholder for election to the Board of Directors at such annual meeting of stockholders who meets the requirements of this Section 9 (a "Nominee");

(2) disclosure about the Nominee and the Nominating Stockholder required under the rules of the Securities and Exchange Commission (the "Commission") or other applicable law to be included in the proxy materials;

(3) subject to the other applicable provisions of this Section 9, a written statement, not to exceed 500 words, that is not contrary to any of the Commission's proxy rules, including Rule 14a-9 under the Exchange Act (a "Supporting Statement"), included by the Nominating Stockholder in the Proxy Access Notice intended for inclusion in the proxy materials in support of the Nominee's election to the Board of Directors; and

(4) any other information that the Corporation or the Board of Directors determines, in its discretion, to include in the proxy materials relating to the nomination of the Nominee, including, without limitation, any statement in opposition to the nomination and any of the information provided pursuant to this Section 9.

B. Maximum Number of Nominees.

(1) The Corporation shall not be required to include in the proxy materials for an annual meeting of stockholders more Nominees than that number of Directors constituting 20% of the total number of Directors of the Corporation on the last day on which a Proxy Access Notice may be submitted pursuant to this Section 9 (rounded down to the nearest whole number, but not less than two) (the "Maximum Number"). The Maximum Number for a particular annual meeting shall be reduced by: (A) the number of Nominees who are subsequently withdrawn or that the Board of Directors itself decides to nominate for election at such annual meeting of stockholders (including, without limitation, any person who is or will be nominated by the Board of Directors pursuant to any agreement or understanding with one or more stockholders to avoid such person being formally proposed as a Nominee), and (B) the number of incumbent Directors who had been Nominees with respect to any of the preceding two annual meetings of stockholders and whose reelection at the upcoming annual meeting of stockholders is being recommended by the Board of Directors (including, without limitation, any person who was nominated by the Board of Directors pursuant to any agreement or understanding with one or more stockholders to avoid such person being formally proposed as a Nominee). In the event that one or more vacancies for any reason occurs on the Board of Directors after the deadline set forth in Article I, Section 9(D) but before the date of the annual meeting of stockholders, and the Board of Directors resolves to reduce the size of the Board of Directors in connection therewith, the Maximum Number shall be calculated based on the number of Directors as so reduced.

(2) Any Nominating Stockholder submitting more than one Nominee for inclusion in the Corporation's proxy materials shall rank such Nominees based on the order that the Nominating Stockholder desires such Nominees to be selected for inclusion in the Corporation's proxy materials in the event that the total number of Nominees submitted by Nominating Stockholders exceeds the Maximum Number. In the event that the number of Nominees submitted by Nominating Stockholders exceeds the Maximum Number, the highest ranking Nominee from each Nominating Stockholder will be included in the Corporation's proxy materials until the Maximum Number is reached, going in order from largest to smallest of the number of shares of common stock of the Corporation owned by each Nominating Stockholder as disclosed in each Nominating Stockholder's Proxy Access Notice. If the Maximum Number is not reached after the highest ranking Nominee of each Nominating Stockholder has been selected, this process will be repeated as many times as necessary until the Maximum Number is reached. If, after the deadline for submitting a Proxy Access Notice as set forth in Article I, Section 9(D), a Nominating Stockholder ceases to satisfy the requirements of this Section 9 or withdraws its nomination or a Nominee ceases to satisfy the requirements of this Section 9 or becomes unwilling or unable to serve on the Board of Directors, whether before or after the mailing of definitive proxy materials, then the nomination shall be disregarded, and the Corporation: (A) shall not be required to include in its proxy materials the disregarded Nominee and (B) may otherwise communicate to its stockholders, including without limitation by amending or supplementing its proxy materials, that the Nominee will not be included as a Nominee in the proxy materials and the election of such Nominee will not be voted on at the annual meeting of stockholders.

C. Eligibility of Nominating Stockholder.

(1) An "<u>Eligible Stockholder</u>" is a person who has either (A) been a record holder of the shares of common stock used to satisfy the eligibility requirements in this Section 9(C) continuously for the three-year period specified in Subsection (2) below or (B) provides to the Secretary of the Corporation, within the time period referred to in Article I, Section 9(D), evidence of continuous ownership of such shares for such three-year period from one or more securities intermediaries in a form that satisfies the requirements as established by the Commission for a stockholder proposal under Rule 14a-8 under the Exchange Act (or any successor rule).

(2) An Eligible Stockholder or group of up to 20 Eligible Stockholders may submit a nomination in accordance with this Section 9 only if the person or each member of the group, as applicable, has continuously owned at least the Minimum Number (as defined below) of shares of the Corporation's outstanding common stock throughout the three-year period

preceding and including the date of submission of the Proxy Access Notice, and continues to own at least the Minimum Number through the date of the annual meeting of stockholders. Two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by a single employer or (C) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, (two or more funds referred to under any of clause (A), (B) or (C), collectively a "Qualifying Fund") shall be treated as one Eligible Stockholder. For the avoidance of doubt, in the event of a nomination by a group of Eligible Stockholders, any and all requirements and obligations for an individual Eligible Stockholder that are set forth in this Section 9, including the minimum holding period, shall apply to each member of such group; provided, however, that the Minimum Number shall apply to the ownership of the group in the aggregate. Should any stockholder withdraw from a group of Eligible Stockholders at any time prior to the annual meeting of stockholders, the group of Eligible Stockholders shall only be deemed to own the shares held by the remaining members of the group.

(3) The "Minimum Number" of shares of the Corporation's common stock means three percent (3%) of the number of outstanding shares of common stock as of the most recent date for which such amount is given in any filing by the Corporation with the Commission prior to the submission of the Proxy Access Notice.

(4) For purposes of this Section 9, an Eligible Stockholder "owns" only those outstanding shares of the common stock of the Corporation as to which the Eligible Stockholder possesses both:

(a) the full voting and investment rights pertaining to the shares; and

(b) the full economic interest in (including the opportunity for profit and risk of loss on) such shares;

provided, that the number of shares calculated in accordance with clauses (A) and (B) shall not include any shares: (1) sold by such Eligible Stockholder or any of its affiliates in any transaction that has not been settled or closed, (2) borrowed by such Eligible Stockholder or any of its affiliates for any purpose or purchased by such Eligible Stockholder or any of its affiliates pursuant to an agreement to resell, or (3) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such Eligible Stockholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares, cash or other property based on the notional amount or value of outstanding shares of the Corporation, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of: (w) reducing in any manner, to any extent or at any time in the future, such Eligible Stockholder's or any of its affiliates' full right to vote or direct the voting of any such shares, and/or (x) hedging, offsetting, or altering to any degree, gain or loss arising from the full economic ownership of such shares by such Eligible Stockholder or any of its affiliates. An Eligible Stockholder "owns" shares held in the name of a nominee or other intermediary so long as the Eligible Stockholder retains the right to instruct how the shares are voted with respect to the election of Directors and possesses the full economic interest in the shares. An Eligible Stockholder's ownership of shares shall be deemed to continue during any period in which the Eligible Stockholder has delegated any voting power by means of a proxy, power of attorney, or other similar instrument or arrangement that is revocable at any time by the Eligible Stockholder. An Eligible Stockholder's ownership of shares shall be deemed to continue during any period in which the Eligible Stockholder has loaned such shares; provided that the Eligible Stockholder has the power to recall such loaned shares. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings. Each Nominating Stockholder shall furnish any other information that may reasonably be required by the Board of Directors to verify such stockholder's continuous ownership of at least the Minimum Number during the three-year period referred to above.

(5) No person may be in more than one group constituting a Nominating Stockholder, and if any person appears as a member of more than one group, it shall be deemed to be a member of the group that owns the greatest aggregate number of shares of the Corporation's common stock as reflected in the Proxy Access Notice, and no shares may be attributed as owned by more than one person constituting a Nominating Stockholder under this Section 9.

D. To nominate a Nominee, the Nominating Stockholder must, no earlier than 150 calendar days and no later than 120 calendar days before the date of the Corporation's proxy materials released to stockholders in connection with the previous year's annual meeting of stockholders, submit to the Secretary of the Corporation at the principal executive office of the Corporation all of the following information and documents (collectively, the "Proxy Access Notice"):

(1) A Schedule 14N (or any successor form) relating to the Nominee, completed and filed with the Commission by the Nominating Stockholder as applicable, in accordance with the Commission's rules;

(2) A written notice of the nomination of such Nominee that includes the following additional information, agreements, representations and warranties by the Nominating Stockholder (including each group member):

(a) the information, representations and agreements required with respect to the nomination of Directors pursuant to Article I, Section 6;

(b) the details of any relationship that existed within the past three years and that would have been described pursuant to Item 6(e) of Schedule 14N (or any successor item) if it existed on the date of submission of the Schedule 14N;

(c) a representation and warranty that the Nominating Stockholder did not acquire, and is not holding, securities of the Corporation for the purpose or with the effect of influencing or changing control of the Corporation;

(d) a representation and warranty that the Nominee's candidacy or, if elected, Board of Directors membership, would not violate the Certificate of Incorporation, these By-Laws, or any applicable state or federal law or the rules of any stock exchange on which the Corporation's common stock is traded;

(e) a representation and warranty that the Nominee:

(i) does not have any direct or indirect material relationship with the Corporation and otherwise would qualify as an "independent director" under the rules of the primary stock exchange on which the Corporation's common stock is traded and any applicable rules of the Commission;

(ii) would meet the audit committee independence requirements under the rules of the Commission and of the principal stock exchange on which the Corporation's common stock is traded;

(iii) would qualify as a "non-employee director" for the purposes of Rule 16b-3 under the Exchange Act (or any successor rule);

(iv) would qualify as an "outside director" for the purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (or any successor provision);

(v) is not and has not been, within the past three years, an officer, director, affiliate or representative of a competitor, as defined under Section 8 of the Clayton Antitrust Act of 1914, as amended, and if the Nominee has held any such position during this period, details thereof; and

(vi) is not and has not been subject to any event specified in Rule 506(d)(1) of Regulation D (or any successor rule) under the Securities Act of 1933, as amended, or Item 401(f) of Regulation S-K (or any successor rule) under the Exchange Act, without reference to whether the event is material to an evaluation of the ability or integrity of the Nominee;

(f) a representation and warranty that the Nominating Stockholder satisfies the eligibility requirements set forth in Article I, Section 9(C), has provided evidence of ownership to the extent required by Article I, Section 9(C)(1), and such evidence of ownership is true, complete and correct;

(g) a representation and warranty that the Nominating Stockholder intends to continue to satisfy the eligibility requirements described in Article I, Section 9(C) through the date of the annual meeting of stockholders;

(h) a representation and warranty that the Nominating Stockholder will not engage in or support, directly or indirectly, a "solicitation" within the meaning of Rule 14a-1(l) (without reference to the exception in Section 14a-1(l)(2)(iv)) (or any successor rules) with respect to the annual meeting of stockholders, other than a solicitation in support of the Nominee or any nominee of the Board of Directors;

(i) a representation and warranty that the Nominating Stockholder will not use any proxy card other than the Corporation's proxy card in soliciting stockholders in connection with the election of a Nominee at the annual meeting of stockholders;

(j) if desired by the Nominating Stockholder, a Supporting Statement;

(k) in the case of a nomination by a group, the designation by all group members of one group member that is authorized to act on behalf of all group members with respect to matters relating to the nomination, including withdrawal of the nomination;

(l) in the case of any Eligible Stockholder that is a Qualifying Fund consisting of two or more funds, documentation demonstrating that the funds are eligible to be treated as a Qualifying Fund and that each such fund comprising the Qualifying Fund otherwise meets the requirements set forth in this Section 9; and

(m) a representation and warranty that the Nominating Stockholder has not nominated and will not nominate for election any individual as Director at the annual meeting of stockholders other than its Nominee(s).

(3) An executed agreement pursuant to which the Nominating Stockholder (including each group member) agrees:

(a) to comply with all applicable laws, rules and regulations in connection with the nomination, solicitation and election;

(b) to file with the Commission any solicitation or other communication with the Corporation's stockholders relating to any Nominee or one or more of the Corporation's Directors or Director nominees, regardless of whether any such filing is required under any law, rule or regulation or whether any exemption from filing is available for such materials under any law, rule or regulation;

(c) to assume all liability stemming from an action, suit or proceeding concerning any actual or alleged legal or regulatory violation arising out of any communication by the Nominating Stockholder with the Corporation, its stockholders or any other person in connection with the nomination or election of Directors, including, without limitation, the Proxy Access Notice;

(d) to indemnify and hold harmless (jointly and severally with all other group members, in the case of a group member) the Corporation and each of its Directors, officers and employees individually against any liability, loss, damages, expenses, demands, claims or other costs (including reasonable attorneys' fees and disbursements of counsel) incurred in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its Directors, officers or employees arising out of any nomination submitted by the Nominating Stockholder (including, without limitation, relating to any breach or alleged breach of its obligations, agreements, representations or warranties) pursuant to this Section 9;

(e) in the event that (i) any information included in the Proxy Access Notice, or any other communication by the Nominating Stockholder (including with respect to any group member) with the Corporation, its stockholders or any other person in connection with the nomination or election of Directors ceases to be true and accurate in all material respects (or omits a material fact necessary to make the statements made not misleading), or (ii) the Nominating Stockholder (including any group member) fails to continue to satisfy the eligibility requirements described in Article I, Section 9(C), the Nominating Stockholder shall promptly (and in any event within 48 hours of discovering such misstatement, omission or failure) (x) in the case of clause (i) above, notify the Corporation and any other recipient of such communication of the misstatement or omission in such previously provided information and of the information that is required to correct the misstatement or omission, and (y) in the case of clause (ii) above, notify the Corporation why, and in what regard, the Nominating Stockholder fails to comply with the eligibility requirements described in Article I, Section 9(C) (it being understood that providing any such notification referenced in clauses (x) and (y) above shall not be deemed to cure any defect or limit the Corporation's rights to omit a Nominee from its proxy materials as provided in this Section 9); and

(4) An executed agreement by the Nominee:

(a) to provide to the Corporation a completed copy of the Corporation's Director questionnaire and such other information as the Corporation may reasonably request; and

(b) that the Nominee (i) consents to be named in the proxy materials as a nominee and, if elected, to serve on the Board of Directors and (ii) has read and agrees to adhere to the Corporation's Corporate Governance Principles and any other Corporation policies and guidelines applicable to Directors generally.

The information and documents required by this Section 9(D) shall be: (x) provided with respect to and executed by each group member, in the case of information applicable to group members; and (y) provided with respect to the persons specified in Instruction 1 to Items 6(c) and (d) of Schedule 14N (or any successor item) if and to the extent applicable to a Nominating Stockholder or group member. The Proxy Access Notice shall be deemed submitted on the date on which all the information and documents referred to in this Section 9(D) (other than such information and documents contemplated to be provided after the date the Proxy Access Notice is provided) have been delivered to or, if sent by mail, received by the Secretary of the Corporation. For the avoidance of doubt, in no event shall any adjournment or postponement of an annual meeting of stockholders or the public announcement thereof commence a new time period for the giving of a Proxy Access Notice pursuant to this Section 9.

E. Exceptions and Clarifications.

(1) Notwithstanding anything to the contrary contained in this Section 9, (x) the Corporation may omit from its proxy materials any Nominee and any information concerning such Nominee (including a Nominating Stockholder's Supporting Statement), (y) any nomination shall be disregarded, and (z) no vote on such Nominee will occur (notwithstanding that proxies in respect of such vote may have been received by the Corporation), and the Nominating Stockholder may not, after the last day on which a Proxy Access Notice would be timely, cure in any way any defect preventing the nomination of the Nominee, if:

(a) the Corporation receives a notice pursuant to Article I, Section 6 that a stockholder intends to nominate a candidate for Director at the annual meeting of stockholders;

(b) the Nominating Stockholder or the designated lead group member, as applicable, or any qualified representative thereof, does not appear at the annual meeting of stockholders to present the nomination submitted pursuant to this Section 9 or the Nominating Stockholder withdraws its nomination prior to the annual meeting of stockholders;

(c) the Board of Directors determines that such Nominee's nomination or election to the Board of Directors would result in the Corporation violating or failing to be in compliance with the Certificate of Incorporation, these By-Laws or any applicable law, rule or regulation to which the Corporation is subject, including any rules or regulations of any stock exchange on which the Corporation's common stock is traded;

(d) the Nominee was nominated for election to the Board of Directors pursuant to this Section 9 at one of the Corporation's two preceding annual meetings of stockholders and (i) its nomination was withdrawn, (ii) such Nominee became ineligible to serve as a Nominee or as a Director or (iii) such Nominee received a vote of less than 25% of the shares of common stock entitled to vote for such Nominee; or

(e) (i) the Nominating Stockholder fails to continue to satisfy the eligibility requirements described in Article I, Section 9(C), (ii) any of the representations and warranties made in the Proxy Access Notice cease to be true, complete and correct (or omits to state a material fact necessary to make the statements made therein not misleading), (iii) the Nominee becomes unwilling or unable to serve on the Board of Directors or (iv) the Nominating Stockholder or the Nominee materially violates or breaches any of its agreements, representations or warranties in this Section 9.

(2) Notwithstanding anything to the contrary contained in this Section 9, the Corporation may omit from its proxy materials, or may supplement or correct, any information, including all or any portion of the Supporting Statement included in the Proxy Access Notice, if: (A) such information is not true and correct in all material respects or omits a material statement necessary to make the statements therein not misleading; (B) such information directly or indirectly impugns the character, integrity or personal reputation of, or, without factual foundation, directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations with respect to, any person; or (C) the inclusion of such information in the proxy materials would otherwise violate the Commission's proxy rules or any other applicable law, rule or regulation. Once submitted with a Proxy Access Notice, a Supporting Statement may

not be amended, supplemented or modified by the Nominee or Nominating Stockholder.

(3) For the avoidance of doubt, the Corporation may solicit against, and include in the proxy materials its own statement relating to, any Nominee.

(4) This Section 9 provides the exclusive method for a stockholder to include nominees for election to the Board of Directors in the Corporation's proxy materials (including, without limitation, any proxy card or written ballot).

(5) The interpretation of, and compliance with, any provision of this Section 9, including the representations, warranties and covenants contained herein, shall be determined by the Board of Directors or, in the discretion of the Board of Directors, one or more of its designees, in each case acting in good faith.

ARTICLE II

DIRECTORS

Section 1. *Number, Election and Removal of Directors*. The number of Directors that shall constitute the Board of Directors shall not be less than three or more than fifteen. The number of Directors of the Board of Directors on the date of the adoption and effectiveness of these By-Laws shall be nine. Thereafter, within the limits specified above, the number of Directors shall be determined by the Board of Directors or the stockholders. The Directors shall be elected by stockholders at their annual meeting. Vacancies and newly created directorships resulting from any increase in the number of Directors may be filled by a majority of the Directors then in office, although less than a quorum, or by the sole remaining Director or by the stockholders.

Section 2. *Meetings*. Regular meetings of the Board of Directors shall be held at such times and places as may from time to time be fixed by the Board of Directors or as may be specified in a notice of meeting. Special meetings of the Board of Directors may be held at any time upon the call of the President and shall be called by the President or Secretary if directed by the Board of Directors. Written or electronic transmission notice of each special meeting of the Board of Directors shall be sent to each Director not less than twenty-four hours before such meeting. A meeting of the Board of Directors may be held without notice immediately after the annual meeting of the stockholders. Notice need not be given of regular meetings of the Board of Directors.

Section 3. *Quorum*. A majority of the total number of Directors shall constitute a quorum for the transaction of business. If a quorum is not present at any meeting of the Board of Directors, the Directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until such a quorum is present. Except as otherwise provided by law, the Certificate of Incorporation of the Corporation, these By-Laws or any contract or agreement to which the Corporation is a party, the act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors.

Section 4. *Committees*. The Board of Directors may, by resolution adopted by a majority of the whole Board of Directors, designate one or more committees, including, without limitation, an Executive Committee, to have and exercise such power and authority as the Board of Directors shall specify. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another Director to act at the absent or disqualified member.

Section 5. *Action Without Meeting*. Unless otherwise restricted by the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee.

Section 6. *Compensation of Directors*. Unless otherwise restricted by the Certificate of Incorporation or these By-Laws, the Board of Directors shall have the authority to fix the compensation of Directors. The Directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as Director. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

ARTICLE III

OFFICERS

The officers of the Corporation shall consist of a President, a Vice President, a Secretary, a Treasurer, an Assistant Secretary, an Assistant Treasurer and such other additional officers with such titles as the Board of Directors shall determine, all of which shall be chosen by and shall serve at the pleasure of the Board of Directors. Such officers shall have the usual powers and shall perform all the usual duties incident to their respective offices. All officers shall be subject to the supervision and direction of the Board of Directors. The authority, duties or responsibilities of any officer of the Corporation may be suspended by the President with or without cause. Any officer elected or appointed by the Board of Directors may be removed by the Board of Directors with or without cause.

ARTICLE IV

INDEMNIFICATION

Section 1. *Power to Indemnify in Actions, Suits or Proceedings Other Than Those by or in the Right of the Corporation*. Subject to Section 3 of this Article IV, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the Corporation, by reason of the fact that he is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 2. *Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation*. Subject to Section 3 of this Article IV, the Corporation shall indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the Court of Chancery or the Court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 3. *Authorization of Indemnification*. Any indemnification under this Article IV (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the Director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 1 or Section 2 of this Article IV, as the case may be. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders. To the extent, however, that a Director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, without the necessity for authorization in the specific case.

Section 4. *Good Faith Defined*. For purposes of any determination under Section 3 of this Article IV, a person shall be deemed to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have no reasonable cause to believe his conduct was unlawful, if his action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to him by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term "another enterprise" as used in this Section 4 shall mean any other corporation or any partnership, joint venture, trust or other enterprise of which such person is or was serving at the request of the Corporation as Director, officer, employee or agent. The provisions of this Section 4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Sections 1 or 2 of this Article IV, as the case may be.

Section 5. *Indemnification by a Court*. Notwithstanding any contrary determination in the specific case under Section 3 of this Article IV, and notwithstanding the absence of any determination thereunder, any Director, officer, employee or agent may apply to any court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Sections 1 and 2 of this Article IV. The basis of such indemnification by a court shall be a determination by such court that indemnification of the Director, officer, employee or agent is proper in the circumstances because he had met the applicable standards of conduct set forth in Sections 1 or 2 of this Article IV, as the case may be. Notice of any application for indemnification pursuant to this Section 5 shall be given to the Corporation promptly upon the filing of such application.

Section 6. *Expenses Payable in Advance*. Expenses incurred in defending or investigating a threatened or pending action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the Director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article IV.

Section 7. *Non-exclusivity and Survival of Indemnification*. The indemnification provided by this Article IV shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any By-Law, agreement, contract, vote of stockholders or disinterested Directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Sections 1 or 2 of this Article IV shall be made to the fullest extent permitted by law. The provisions of this Article IV shall not be deemed to preclude the indemnification of any person who is not specified in Sections 1 or 2 of this Article IV but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware, or otherwise. The indemnification provided by this Article IV shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

Section 8. *Insurance*. The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power or the obligation to indemnify him against such liability under the provisions of this Article IV.

Section 9. *Meaning of "Corporation" for Purposes of Article IV*. For purposes of this Article IV, references to "the Corporation" shall include, in addition to the resulting Corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued would have had power and authority to indemnify its Directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article IV with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

ARTICLE V

GENERAL PROVISIONS

Section 1.1. *Form, Delivery and Waiver of Notice*. Whenever any statute, the Certificate of Incorporation or these By-Laws require notice to be given to any Director or stockholder, such notice may be given in writing by mail, addressed to such Director or stockholder at his address as it appears in the records of the Corporation, with postage thereon prepaid. Such notice shall be deemed to have been given when it is deposited in the United States mail. Notice to Directors and stockholders may also be given by electronic transmission. A waiver of such notice in writing signed by the person or persons entitled thereto, or a waiver by electronic transmission by the person or persons entitled thereto, whether before or after the time stated in such notice, shall be equivalent to the giving of such notice. Attendance of a Director at a meeting shall constitute a waiver of notice of such meeting except where a Director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

Section 1.2. *Notice by Electronic Transmission*. Without limiting the manner by which notice otherwise may be given effectively to stockholders pursuant to the General Corporation Law of the State of Delaware, the Certificate of Incorporation or these By-Laws, any notice to stockholders given by the Corporation under any provision of the General Corporation Law of the State of Delaware, the Certificate of Incorporation or these By-Laws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any such consent shall be deemed revoked if: (a) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent; and (b) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice. However, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

Any notice given pursuant to the preceding paragraph shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (iv) if by any other form of electronic transmission, when directed to the stockholder.

An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

An "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Notice by a form of electronic transmission shall not apply with respect to Sections 164, 296, 311, 312 or 324 of the General Corporation Law of the State of Delaware.

Section 2. *Fiscal Year*. The fiscal year of the Corporation shall be fixed by the Board of Directors.

ARTICLE VI

AMENDMENTS

Any of these By-Laws may be altered, amended or repealed by the affirmative vote of a majority of the Board of Directors or, with respect to by-law amendments placed before the stockholders for approval and except as otherwise as provided herein or required by law, by the affirmative vote of the stockholders.